
IROTEC
International Ltd

A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com


02055006

16 September 2002

File No. –82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached Preliminary final report for 30 June, 2002.

Yours faithfully

Angus Craig
Company Secretary

dlw 9/25

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

VIROTEC INTERNATIONAL LTD

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
61 004 801 398		√	30 JUNE 2002

RECEIVED SEP 24 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 164

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	44 %	to	1415
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	down	6 %	to	(5101)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			nil
Net profit (loss) for the period attributable to members *(item 1.11)*	down	6 %	to	(5101)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil ¢	Nil ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil ¢	Nil ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2): N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1415	983
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(6516)	(6422)
1.3	Borrowing costs	-	-
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(5101)	(5439)
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	(5101)	(5439)
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	Net profit (loss)	(5101)	(5439)
1.10	Net profit (loss) attributable to outside +equity interests		-
1.11	**Net profit (loss) for the period attributable to members**	(5101)	(5439)

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	Total changes in equity not resulting from transactions with owners as owners		

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	(3.0) cents	(5.3) cents
1.19	Diluted EPS	n/a	n/a

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	(5101)	(5439)
1.21	Less (plus) outside +equity interests	-	-
1.22	Profit (loss) from ordinary activities after tax, attributable to members	(5101)	(5439)

Revenue and expenses from ordinary activities *(see note 15)*

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	See attached schedule	
1.24	Interest revenue		
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	nil	Nil
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	nil	Nil

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(47371)	(41932)
1.31	Net profit (loss) attributable to members (item 1.22)	(5101)	(5439)
1.32	Net transfers from (to) reserves: Option Reserve	2000	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	Retained profits (accumulated losses) at end of financial period	(50472)	(47371)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

	Consolidated - current period			
	Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1 Amortisation of goodwill	102	-	-	102
2.2 Amortisation of other intangibles	-	-	-	-
2.3 Total amortisation of intangibles	102	-	-	102
2.4 Extraordinary items (details)	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

	Current year - $A'000	Previous year - $A'000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	**(1974)**	**(3738)**
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	(3127)	(1701)

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	11897	578	13391
4.2	Receivables	178	188	128
4.3	Investments	-	-	-
4.4	Inventories	17	114	10
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	107	473	124
4.7	Total current assets	12199	1353	13653
	Non-current assets			
4.8	Receivables	556	553	556
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	1283	1077	1287
4.15	Intangibles (net)	849	953	901
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	Total non-current assets	2688	2583	2744
4.19	Total assets	14887	3936	16397
	Current liabilities			
4.20	Payables	780	480	453
4.21	Interest bearing liabilities	-	-	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	110	76	91
4.24	Other (provide details if material)	-	-	-
4.25	Total current liabilities	890	556	544
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	790	610	610
4.30	Other (provide details if material)	-	-	-
4.31	Total non-current liabilities	790	610	610

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	Total liabilities	1680	1166	1154
4.33	Net assets	13207	2770	15243

	Equity			
4.34	Capital/contributed equity	63678	48141	62587
4.35	Reserves	-	2000	2000
4.36	Retained profits (accumulated losses)	(50472)	(47371)	(49344)
4.37	**Equity attributable to members of the parent entity**	13207	2770	15243
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	13207	2770	15243

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	490	339
5.3	Expenditure written off during current period	(490)	(339)
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	Closing balance as shown in the consolidated balance sheet *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	907	626
7.2	Payments to suppliers and employees	(3530)	(2462)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	438	173
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other:		
7.9	Net operating cash flows	(2185)	(1663)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(456)	(57)
7.11	Proceeds from sale of property, plant and equipment	29	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	Payments for acquisition of business	-	(250)
	Payments for security deposits	(3)	(484)
	Payments for R&D	(1747)	(921)
	Payments related to mining interest	(310)	(339)
7.17	Net investing cash flows	(2437)	(2051)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	17,138	1209
7.19	Proceeds from borrowings		-
7.20	Repayment of borrowings		-
7.21	Dividends paid		-

+ See chapter 19 for defined terms.

		Current period	Previous corresponding period
7.22	Other (share issue costs)	(1147)	(454)
7.23	**Net financing cash flows**	15991	835
7.24	**Net increase (decrease) in cash held**	11319	(2880)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	578	3458
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	11897	578

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

none

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	11	177
8.2 Deposits at call	11886	401
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period (item 7.27)	**11897**	**578**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 Profit before tax / revenue Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(361%)	(553%)
9.2 Profit after tax / +equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	(39%)	(190%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

N/a

NTA backing
(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	7.3 cents	1.7 cents

Discontinuing Operations
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (j) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

n/a

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	nil
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$-
13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$-

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	Nil
14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$-

+ See chapter 19 for defined terms.

14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	- $-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	- $-

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	n/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	n/a
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	n/a

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* Final dividend: Current year	Nil ¢	Nil ¢	Nil ¢
15.5	Previous year	Nil ¢	Nil ¢	Nil ¢
15.6	*(Half yearly and preliminary final reports)* Interim dividend: Current year	Nil ¢	Nil ¢	Nil ¢
15.7	Previous year	Nil ¢	Nil ¢	Nil ¢

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	- ¢	- ¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

+ See chapter 19 for defined terms.

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	-	-
15.11	+Preference securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	Total	-	-

The +dividend or distribution plans shown below are in operation.

n/a

The last date(s) for receipt of election notices for the +dividend or distribution plans: n/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

nil

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	0	0
16.2	Income tax on ordinary activities	0	0
16.3	Profit (loss) from ordinary activities after tax	0	0
16.4	Extraordinary items net of tax	0	0
16.5	Net profit (loss)	0	0
16.6	Adjustments	0	0
16.7	Share of net profit (loss) of associates and joint venture entities	0	0

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	**Current period**	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of securities	**Total number**	**Number quoted**	**Issue price per security** (see note 14) (cents)	**Amount paid up per** security (see note 14) (cents)
18.1 Preference securities				
18.2 Changes during current period	-	-	-	-
18.3 Ordinary securities	163,193,241	163,193,241	various	Fully paid
18.4 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	27,514,440 26,509,919 4,218,773	27,514,440 26,509,919 **4,218,773**	38.8c 20c **30c**	Fully paid
18.5 Convertible debt securities	-	-	-	-
18.6 Changes during current period	-	-	-	-

+ See chapter 19 for defined terms.

			Exercise price	Expiry date (if any)
10.7 *Options (description and conversion factor)*				
	2,700,000		$1.00	31/8/03
	1,000,000		75c	30/11/02
	900,000		$1.00	30/11/03
	10,000,000		20c	28/2/03
	850,000		56c	30/11/03
	200,000		47c	28/02/04
	1,100,000		$1.00	30/07/05
	150,000		47c	30/07/05
	400,000		61c	31/10/05
10.8 Issued during current period	200,000		47c	28/02/04
	1,100,000		$1.00	30/07/05
	150,000		47c	30/07/05
	400,000		61c	31/10/05
10.9 Exercised during current period	21,055,089	-	20c	31/12/01
	4,218,773		30c	31/12/01
	5,454,830		20c	31/03/02
10.10 Expired during current period	153,683		30c	31/12/01
	9,545,170		20c	31/03/02
	500,000		$1.00	31/12/01
	250,000		$1.00	30/06/02
	500,000		$2.00	30/06/02
10.11 Debentures *(description)*	-	-		
10.12 Changes during current period				
10.13 Unsecured notes	-	-		
10.14 Changes during current period	-	-		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose **financial report prepared in accordance with the** listing rules and AASB 1029: Interim Financial **Reporting. It should be read in conjunction with the** last +annual report and any announce**ments to the market made by the entity during the period.** The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report **does** not include all the notes of the type normally included in an annual financial report. [Delete if pre**liminary** final report.]

+ See chapter 19 for defined terms.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Virotec's focus is the commercialisation of environmental technologies and in particular the Bauxsol™ technology. During the year Virotec has continued to conduct research, development and commercialisation activities ($1.8 million) and maintained its mining assets ($0.5 million).

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 25 July 2002 Virotec announced that entered into its first mine site remediation contract in Europe at the Agua Forte site in Portugal.

On 30 August 2002 Virotec announced that it would be marketing a new technology to be known as Basecon™ technology to the alumina industry for the treatment of bauxite refinery residue.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next half year or year.

N/a

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

none

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

No material change

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	n/a
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	n/a

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	Lismore
Date	28 November 2002
Time	11.00 am
Approximate date the +annual report will be available	25 October 2002

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

   Identify other standards used

2. This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed (see note 2).

4. This report is based on +accounts to which one of the following applies.
   (Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
√	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5. If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6. The entity has a formally constituted audit committee.

Sign here: .... Date: ......13 September 2002 ......
(Director/Company Secretary)

Print name: ANGUS CRAIG

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

    The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

    Relevant items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevant" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16. **Dollars.** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

    Half yearly report

    All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

    Preliminary final report

    Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

    In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

    This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ADDITIONAL DISCLOSURE

Refer to paragraphs 1.23 to 1.27

Revenue and expenses from ordinary activities

	Current period $A'000	Previous corresponding period $A'000
Details of revenue and expenses		
Revenue:		
Sales of goods from ordinary activities	98	254
Rendering of services from ordinary activities	800	459
Interest received	438	173
Other revenue	79	97
Revenue from outside ordinary activities	-	-
	1415	983
Expenses:		
Cost of goods sold	129	275
Cost attributable to services provided	551	431
Interest paid or payable	-	-
Depreciation	170	128
Administration	102	77
Research and development written off	1802	921
Mining interest expenses written off	490	339
Legal fees	586	428
Directors remuneration*	167	2125
Other Costs	2519	1698
	6516	6422

*Variation in 2001 year relates to the options issued to directors issued in December 2000 being costed at the economic cost to the company at the time in accordance with Australian accounting standards. No cash payment was made.

Segment Reporting

	Environmental consulting	Research & Development	Mining	Unallocated	TOTAL
2002					
REVENUE	800	-	98	517	1415
SEGMENT OPERATING LOSS	(30)	(1802)	(521)	(2748)	(5101)
SEGMENT ASSETS	1969	-	136	12782	14887
SEGMENT LIABILITIES	165	-	840	675	1680
2001					
REVENUE	511	-	254	217	983
SEGMENT OPERATING LOSS	(8)	(931)	(360)	(4149)	(5438)
SEGMENT ASSETS	2268	-	225	1443	3936
SEGMENT LIABILITIES	99	-	660	407	1166